UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C 10 6
(CUSIP Number)

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

With a copy to:

Christopher P. Davis, Esq.
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 739,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 739,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 805,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 805,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 833,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 833,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,200
	8	SHARED VOTING POWER 833,729
	9	SOLE DISPOSITIVE POWER 15,200
	10	SHARED DISPOSITIVE POWER 833,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,104,892
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Wavefront, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 313,596
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 313,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners Offshore Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Spectrum Offshore Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Spectrum Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON LCG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,076,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,076,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,076,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,203,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,203,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,203,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,203,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,203,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,203,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Christian Leone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,203,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,203,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,203,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Zelman Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Zelman Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON David S. Zelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Jason G. Bernzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Mark A. McEachen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Jeffrey C. Neal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Emanuel R. Pearlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund I”), PW Partners Master Fund LP, a Delaware limited partnership (“PW Master Fund”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), Patrick Walsh (collectively, with Atlas Fund II, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management, the “PW Group”), Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Spectrum Master Fund”), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Feeder Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund and the Spectrum Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Christian Leone (collectively with the Luxor Funds, LCG Holdings, Luxor Capital Group and Luxor Management, “Luxor”), Zelman Capital, LP (“Zelman LP”), Zelman Capital, LLC (“Zelman LLC”), David S. Zelman, Jason G. Bernzweig, Mark A. McEachen, Jeffrey C. Neal and Emanuel R. Pearlman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Atlas Fund GP is the general partner of each of Atlas Fund II and Atlas Fund I. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund II and Atlas Fund I.

PW Master Fund GP is the general partner of PW Master Fund. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares beneficially owned directly by PW Master Fund.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund II, Atlas Fund I and PW Master Fund.

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund and the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund.  By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund and the Spectrum Feeder Fund may be deemed to beneficially own the Shares owned directly by the Spectrum Master Fund.

CUSIP NO. 09180C 10 6

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund (collectively, the “Funds”) and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account.

Zelman LLC is the general partner and acts as the investment manager of Zelman LP.  Mr. Zelman is the Managing Member of Zelman LLC.  By virtue of these relationships, each of Zelman LLC and Mr. Zelman may be deemed to beneficially own the Shares owned directly by Zelman LP.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund and the Spectrum Feeder Fund.  To the best of Luxor’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Zelman LLC.  To the best of Zelman LLC’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each member of the PW Group is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.

The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The business address of each of Zelman LP, Zelman LLC and Mr. Zelman is 3333 Richmond Road, 340, Beachwood, OH 44122.

The business address of Mr. Bernzweig is c/o Zelman Capital, LLC, 3333 Richmond Road, 340, Beachwood, OH 44122.

The business address of Mr. McEachen is 6 Marquette Way, Coto de Caza, CA 92679.

The business address of Mr. Neal is c/o Horizon Capital LLC, 175 W. Jackson Blvd., Suite 2225, Chicago, IL 60604.

The business address of Mr. Pearlman is 350 E. 79th Street, #4D, New York, NY 10075.

CUSIP NO. 09180C 10 6

(c)           The principal business of each of Atlas Fund II, Atlas Fund I and PW Master Fund is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund II and Atlas Fund I. The principal business of PW Master Fund GP is serving as the general partner of PW Master Fund. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.

The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

The principal business of Zelman LP is that of a special situations hedge fund.  The principal business of Zelman LLC is serving as the general partner and investment manager of Zelman LP.  Mr. Zelman’s principal occupation is serving as the Managing Member of Zelman LLC.

Mr. Bernzweig’s principal occupation is serving as Portfolio Manager and Partner of Zelman Capital, LLC, a special situations hedge fund.

Mr. McEachen’s principal occupation is serving as a director of Dex Media, Inc., a leading provider of marketing solutions for local businesses.

Mr. Neal’s principal occupation is serving as a partner of Horizon Capital LLC, an investment company.

Mr. Pearlman’s principal occupation is serving as Chairman and Chief Executive Officer of Liberation Investment Group, LLC, an investment management and consulting firm.

(d)           No Reporting Person nor any person listed on Schedule A or Schedule B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A or Schedule B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund II, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware.

Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.

Zelman LP is organized under the laws of the State of Delaware.  Zelman LLC is organized under the laws of the State of Ohio.

Each of Messrs. Bernzweig, Leone, McEachen, Neal, Pearlman, Walsh and Zelman is a citizen of the United States of America.

CUSIP NO. 09180C 10 6

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares and call options purchased by each of Atlas Fund II, Atlas Fund I and PW Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 693,229 Shares directly owned by Atlas Fund II is approximately $20,282,150, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 46,000 Shares directly owned by Atlas Fund II is approximately $160,131, excluding brokerage commissions. The aggregate purchase price of the 43,000 Shares directly owned by Atlas Fund I is approximately $1,175,638, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 23,000 Shares directly owned by Atlas Fund I is approximately $78,000, excluding brokerage commissions. The aggregate purchase price of the 4,500 Shares directly owned by PW Master Fund is approximately $81,704, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 24,000 Shares directly owned by PW Master Fund is approximately $74,861, excluding brokerage commissions.

The Shares and call options purchased by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 6,200 Shares directly owned by Mr. Walsh is approximately $165,543, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 9,000 Shares directly owned by Mr. Walsh is approximately $30,981, excluding brokerage commissions.

A total of approximately $97,260,597, including brokerage commissions, was paid to acquire the Shares reported as beneficially owned by Luxor.  The Shares beneficially owned by Luxor were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 150,000 Shares directly owned by Zelman LP is approximately $5,176,440, including brokerage commissions.  The Shares directly owned by Zelman LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 28,354,535 Shares outstanding as of February 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2014.

As of the close of business on March 18, 2014, Atlas Fund II beneficially owned directly 739,229 Shares (including 46,000 Shares underlying certain call options exercisable within 60 days of the date hereof), Atlas Fund I beneficially owned directly 66,000 Shares (including 23,000 Shares underlying certain call options exercisable within 60 days of the date hereof), PW Master Fund beneficially owned directly 28,500 Shares (including 24,000 Shares underlying certain call options exercisable within 60 days of the date hereof), and Mr. Walsh beneficially owned directly 15,200 Shares (including 9,000 Shares underlying certain call options exercisable within 60 days of the date hereof), constituting approximately 2.6%, less than 1%, less than 1% and less than 1%,  respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of each of Atlas Fund II and Atlas Fund I, may be deemed to beneficially own the 805,229 Shares directly beneficially owned in the aggregate by Atlas Fund II and Atlas Fund I, constituting approximately 2.8% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 28,500 Shares directly beneficially owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund, may be deemed to beneficially own the 833,729 Shares directly beneficially owned in the aggregate by Atlas Fund II, Atlas Fund I and PW Master Fund, constituting approximately 2.9% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 833,729 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 848,929 Shares or approximately 3.0% of the Shares outstanding.

CUSIP NO. 09180C 10 6

As of the close of business on March 18, 2014, the Onshore Fund owned directly 1,104,892 Shares, the Offshore Master Fund owned directly 1,570,920 Shares, the Wavefront Fund owned directly 313,596 Shares and the Spectrum Master Fund owned directly 87,536 Shares, constituting approximately 3.9%, 5.5%, 1.1% and less than 1%, respectively, of the Shares outstanding.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 1,570,920 Shares owned directly by the Offshore Master Fund, constituting approximately 5.5% of the Shares outstanding.  The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 87,536 Shares owned directly by the Spectrum Master Fund, constituting less than 1% of the Shares outstanding.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, may be deemed to beneficially own the 3,076,944 shares of Common Stock owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, constituting approximately 10.9% of the Shares outstanding.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to beneficially own the 3,076,944 Shares owned in the aggregate by the Luxor Funds and the 126,175 Shares owned directly by the Separately Managed Account, constituting approximately 11.3% of the Shares outstanding.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 3,203,119 Shares beneficially owned by Luxor Capital Group, constituting approximately 11.3% of the Shares outstanding.

Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 3,203,119 Shares beneficially owned by Luxor Management, constituting approximately 11.3% of the Shares outstanding.

As of the close of business on March 18, 2014, Zelman LP owned directly 150,000 Shares, constituting less than 1% of the Shares outstanding.  Zelman LLC, as the general partner and investment manager of Zelman LP, may be deemed to beneficially own the 150,000 Shares owned directly by Zelman LP.  Mr. Zelman, as the Managing Member of Zelman LLC, may be deemed to beneficially own the 150,000 Shares owned directly by Zelman LP.

As of the close of business on March 18, 2014, none of Messrs. Bernzweig, McEachen, Neal and Pearlman directly owned any Shares.

As of the close of business on March 18, 2014, the Reporting Persons collectively beneficially owned an aggregate of 4,202,048 Shares, including 102,000 Shares underlying call options, constituting approximately 14.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund II.

Each of Atlas Fund I, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund I.

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Master Fund.

CUSIP NO. 09180C 10 6

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Onshore Fund.

Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Wavefront Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Offshore Master Fund.

Each of the Spectrum Master Fund, the Spectrum Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Spectrum Master Fund.

Each of Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Account.

Each of Zelman LP, Zelman LLC and Mr. Zelman have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Zelman LP.

(c)           The transactions in securities of the Issuer effected by Zelman LP, Zelman LLC and Mr. Zelman during the past 60 days and by the other Reporting Persons since the filing of the initial Schedule 13D are set forth on Schedule C attached hereto.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2014, Zelman LP, Zelman LLC and David S. Zelman entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated February 28, 2014, by and among the other Reporting Persons pursuant to which Zelman LP, Zelman LLC and Mr. Zelman agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joinder Agreement to the Joint Filing and Solicitation Agreement, dated March 19, 2014

CUSIP NO. 09180C 10 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 19, 2014

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

CUSIP NO. 09180C 10 6

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

/s/ Patrick Walsh
PATRICK WALSH, as attorney-in-fact for Jeffrey C. Neal

CUSIP NO. 09180C 10 6

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

CUSIP NO. 09180C 10 6

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

/s/ Norris Nissim
NORRIS NISSIM, as attorney-in-fact for Jason G. Bernzweig, Mark A. McEachen and Emanuel R. Pearlman

CUSIP NO. 09180C 10 6

ZELMAN CAPITAL, LP

By:	Zelman Capital, LLC General Partner

By:	/s/ Stephen H. Wank
	Name:	Stephen H. Wank
	Title:	Chief Financial Officer

ZELMAN CAPITAL, LLC

By:	/s/ Stephen H. Wank
	Name:	Stephen H. Wank
	Title:	Chief Financial Officer

/s/ David S. Zelman
DAVID S. ZELMAN

CUSIP NO. 09180C 10 6

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.	Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.           Christian Leone (See Item 2)

CUSIP NO. 09180C 10 6

SCHEDULE B

EXECUTIVE OFFICERS OF ZELMAN CAPITAL, LLC

1.	Stephen H. Wank
Zelman Capital, LLC
3333 Richmond Road, 340
Beachwood, OH 44122

Mr. Wank is the Chief Financial Officer and Chief Compliance Officer of Zelman Capital, LLC.

2.           David S. Zelman (See Item 2)

3.           Jason G. Bernzweig (See Item 2)

CUSIP NO. 09180C 10 6

SCHEDULE C

TRANSACTIONS IN THE SECURITIES OF THE ISSUER

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LUXOR CAPITAL PARTNERS, LP

Common Stock	20,400	33.9700	03/17/14
Common Stock	8,500	34.0050	03/17/14
Common Stock	9,597	34.3080	03/17/14
Common Stock	15,500	34.5689	03/17/14
Common Stock	23,800	34.7093	03/17/14
Common Stock	70,400	34.8920	03/18/14
Common Stock	200	35.0100	03/18/14
Common Stock	1,100	35.0278	03/18/14
Common Stock	21,900	35.0842	03/18/14

LUXOR CAPITAL GROUP, LP (Through Managed Account)

Common Stock	2,100	33.9700	03/17/14
Common Stock	900	34.0050	03/17/14
Common Stock	1,007	34.3080	03/17/14
Common Stock	1,700	34.5689	03/17/14
Common Stock	2,500	34.7093	03/17/14
Common Stock	8,100	34.8920	03/18/14
Common Stock	200	35.0278	03/18/14
Common Stock	2,500	35.0842	03/18/14

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	25,500	33.9700	03/17/14
Common Stock	10,600	34.0050	03/17/14
Common Stock	11,880	34.3080	03/17/14
Common Stock	19,400	34.5689	03/17/14
Common Stock	29,800	34.7093	03/17/14
Common Stock	101,100	34.8920	03/18/14
Common Stock	400	35.0100	03/18/14
Common Stock	1,400	35.0278	03/18/14
Common Stock	31,400	35.0842	03/18/14

LUXOR WAVEFRONT, LP

Common Stock	2,000	33.9700	03/17/14
Common Stock	800	34.0050	03/17/14
Common Stock	983	34.3080	03/17/14
Common Stock	1,500	34.5689	03/17/14
Common Stock	2,400	34.7093	03/17/14
Common Stock	20,400	34.8920	03/18/14
Common Stock	100	35.0100	03/18/14
Common Stock	300	35.0278	03/18/14
Common Stock	6,300	35.0842	03/18/14

CUSIP NO. 09180C 10 6

PW PARTNERS ATLAS FUND II LP

Common Stock	75,000	34.4892	03/17/14
Common Stock	15,375	34.9632	03/18/14

ZELMAN CAPITAL, LP

Common Stock	150,000	34.4796	03/17/14